SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

YuMe Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98872B104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 98872B104	13 G	Page 2 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX L.P. (“A9”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,168,498 shares, all of which are directly owned by A9. Accel IX Associates L.L.C. (“A9A”), the general partner of A9, may be deemed to have sole power to vote these shares, and Ping Li (“PLI”), a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,168,498 shares, all of which are directly owned by A9. A9A, the general partner of A9, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,168,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 98872B104	13 G	Page 3 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Strategic Partners L.P. (“A9SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
444,085 shares, all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
444,085 shares, all of which are directly owned by A9SP. A9A, the general partner of A9SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	444,085
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 98872B104	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel IX Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,612,583 shares, of which 4,168,498 are directly owned by A9 and 444,085 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to vote these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,612,583 shares, of which 4,168,498 are directly owned by A9 and 444,085 are directly owned by A9SP. A9A, the general partner of A9 and A9SP, may be deemed to have sole power to dispose of these shares, and PLI, a director of the issuer and managing member of A9A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,612,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 98872B104	13 G	Page 5 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2006 L.L.C. (AI06)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 394,019 shares, and PLI, a director of the issuer and managing member of AI06, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 394,019 shares, and PLI, a director of the issuer and managing member of AI06, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	394,019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 98872B104	13 G	Page 6 of 13

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ping Li (“PLI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER
		5,006,602 shares, of which 4,168, 498 shares are directly owned by A9, 444,498 shares are directly owned by A9SP and 394,019 shares are directly owned by AI06. A9A is the general partner of A9 and A9SP, and PLI, a director of the issuer and managing member of A9A and AI06, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER
		5,006,602 shares, of which 4,168, 498 shares are directly owned by A9, 444,498 shares are directly owned by A9SP and 394,019 shares are directly owned by AI06. A9A is the general partner of A9 and A9SP, and PLI, a director of the issuer and managing member of A9A and AI06, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,006,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.7%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 98872B104	13 G	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER YuMe, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1204 Middlefield Road
Redwood City, CA 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel IX L.P., a Delaware limited partnership (“A9”), Accel IX Strategic Partners L.P., a Delaware limited partnership (“A9SP”), Accel IX Associates L.L.C., a Delaware limited liability company (“A9A”), Accel Investors 2006 L.L.C., a Delaware limited liability company (“AI06”) and Ping Li (“PLI”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

A9A is the general partner of A9 and A9SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A9 and A9SP. PLI is a director of the issuer and managing member of A9A and AI06, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A9, A9SP and AI06.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners

428 University Avenue Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A9 and A9SP are Delaware limited partnerships. A9A and AI06 are Delaware limited liability companies. PLI is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0. 001 par value.

ITEM 2(E)	CUSIP NUMBER

98872B104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2013.

CUSIP NO. 98872B104	13 G	Page 8 of 13

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A9 and A9SP, and the limited liability company agreements of A9A and AI06, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 98872B104	13 G	Page 9 of 13

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 98872B104	13 G	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

Entities:	Accel IX L.P.

Accel IX Strategic Partners L.P.

Accel IX Associates L.L.C.

Accel Investors 2006 L.L.C.

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals: Ping Li

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 98872B104	13 G	Page 11 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

Exhibit B: Power of Attorney	13

CUSIP NO. 98872B104	13 G	Page 12 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of YuMe, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2014

Entities:	Accel IX L.P.

Accel IX Strategic Partners L.P.

Accel IX Associates L.L.C.

Accel Investors 2006 L.L.C.

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals: Ping Li

	By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 98872B104	13 G	Page 13 of 13

exhibit B

Power of Attorney

Tracy L. Sedlock has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.